SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Take-Two Interactive Software, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

874054109
(CUSIP Number)

Marc Weitzen
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
2,316,773

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
2,316,773

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,316,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.74%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
2,316,773

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
2,316,773

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,316,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.74%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
2,316,773

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
2,316,773

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,316,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.74%

14          TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
3,854,783

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
3,854,783

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,854,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.56%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
1,441,638

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
1,441,638

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,441,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.71%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
545,441

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
545,441

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
5,841,862

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
5,841,862

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,841,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.91%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
3,425,238

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
3,425,238

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,425,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
3,425,238

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
3,425,238

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,425,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
9,267,100

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
9,267,100

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,267,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
9,267,100

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
9,267,100

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,267,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96%

14          TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
9,267,100

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
9,267,100

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,267,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96%

14          TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
9,267,100

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
9,267,100

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,267,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96%

14          TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  874054109

1.           NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
9,267,100

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
9,267,100

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,267,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96%

14          TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  874054109

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,583,873

9            SOLE DISPOSITIVE POWER
0

10          SHARED DISPOSITIVE POWER
11,583,873

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,583,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.70%

14          TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on December 17, 2009, as amended, by the Reporting Persons (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by Take-Two Interactive Software, Inc. (the "Issuer") is hereby amended to furnish the additional  information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons hold, in the aggregate, 11,583,873 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $97,593,700 (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to Shares. As of the close of business on March 18, 2010, the indebtedness of (i) High River’s margin account was approximately $469.4 million, (ii) Icahn Partners’ margin account was approximately $14.1 million, (iii) Icahn Master’s margin account was approximately $13.6 million, (iv) Icahn Master II’s margin account was approximately $7.3 million, and (v) Icahn Master III’s margin account was approximately $0.6 million.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,583,873 Shares, representing approximately 13.70% of the Issuer's outstanding Shares (based upon the 84,551,307 Shares stated to be outstanding as of March 5, 2010 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 10, 2010).

(b) High River has sole voting power and sole dispositive power with regard to 2,316,773 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,854,783 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,441,638 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 545,441 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,425,238 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on March 19, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price Per Share (U.S.$)/Exercise Price
High River	1/26/2010	99,012	9.21
High River	1/27/2010	31,002	9.24
High River	1/27/2010	20,000	9.21
High River	1/28/2010	36,000	9.21
High River	1/28/2010	25,000	9.21
High River	2/2/2010	15,736	9.26
High River	2/4/2010	56,000	9.24
High River	2/5/2010	60,000	9.18
High River	2/8/2010	160	9.21
High River	3/18/2010	10,168	10.01
High River	3/19/2010	132,000	9.93
Icahn Partners	1/26/2010	168,998	9.21
Icahn Partners	1/27/2010	45,054	9.24
Icahn Partners	1/27/2010	29,064	9.21
Icahn Partners	1/28/2010	52,318	9.21
Icahn Partners	1/28/2010	36,332	9.21
Icahn Partners	2/2/2010	27,429	9.26

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price Per Share (U.S.$)/Exercise Price
Icahn Partners	2/4/2010	105,391	9.24
Icahn Partners	2/5/2010	112,919	9.18
Icahn Partners	2/8/2010	301	9.21
Icahn Partners	3/18/2010	15,462	10.01
Icahn Partners	3/19/2010	195,155	9.93
Icahn Master	1/26/2010	168,998	9.21
Icahn Master	1/27/2010	45,054	9.24
Icahn Master	1/27/2010	29,064	9.21
Icahn Master	1/28/2010	58,797	9.21
Icahn Master	1/28/2010	40,830	9.21
Icahn Master	2/2/2010	35,516	9.26
Icahn Master	2/4/2010	118,609	9.24
Icahn Master	2/5/2010	127,081	9.18
Icahn Master	2/8/2010	339	9.21
Icahn Master	3/18/2010	17,361	10.01
Icahn Master	3/19/2010	219,629	9.93
Icahn Master II	1/26/2010	152,645	9.21
Icahn Master II	1/27/2010	20,548	9.24
Icahn Master II	1/27/2010	13,256	9.21
Icahn Master II	1/28/2010	23,860	9.21
Icahn Master II	1/28/2010	16,570	9.21
Icahn Master II	3/18/2010	5,603	10.01
Icahn Master II	3/19/2010	82,139	9.93
Icahn Master III	1/26/2010	56,521	9.21
Icahn Master III	1/27/2010	7,772	9.24
Icahn Master III	1/27/2010	5,014	9.21
Icahn Master III	1/28/2010	9,025	9.21
Icahn Master III	1/28/2010	6,268	9.21
Icahn Master III	3/18/2010	2,246	10.01
Icahn Master III	3/19/2010	31,077	9.93

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2010

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 3 – Take-Two Interactive Software, Inc.]